UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549
                         --------------------
                            SCHEDULE 14f-1

                         INFORMATION STATEMENT

                    Pursuant to Section 14(f) of the
                     Securities Exchange Act of 1934
                        and Rule 14f-1 thereunder

                         MAS ACQUISITION I CORP.
                         -----------------------
              (Name of Small Business Issuer in its charter)


                      Delaware                            35-1990559
           -------------------------------           ----------------------
           (State or other jurisdiction of           (I.R.S. Employer
           incorporation or organization)            Identification Number)


           2527 Monterey St., Sarasota, Florida               34231
           -----------------------------------------       ----------
           (Address of principal executive officers)       (Zip Code)

           Registrant's telephone number, including area code: (941) 925-2286
                                                               --------------


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

                              INTRODUCTION

  This Statement is being mailed on or about December 18, 1997 to holders of record on November 30, 1997 of the shares of Common Stock, par value $.001 per share (the "Common Stock") of MAS Acquisition I Corp. (the "Company"). It is being furnished in connection with the merger and change of the Company's directors effected on or around December 5, 1997.

  As result of Agreement of an Agreement of Merger (the "Agreement") between the Company and Sloan Electronics, Inc. ("Sloan"), Sloan has merged into the Company and the Company has changed its name to Sloan Electronics, Inc.

               BACKGROUND OF TRANSACTION AND CHANGE IN CONTROL

  Pursuant to the terms of the merger Agreement, 3,561,500 shares of Common Stock of Sloan shall convert into 8,227,070 shares of Common Stock of the Company at the conversion rate of 2.31. In addition, the Company has accepted the return of, and cancelled, 7,680,083 shares of Common Stock issued to MAS Financial Corp. and issued 91,102 shares of Common Stock as finder's fee.

  As a result of the Agreement, the Company has accepted the resignation of the Board of Directors and Officers, as of December 5, 1997, consisting of Aaron Tsai, John Tsai, and Chia-Lun Tsai and appointed Larry Provost, Sloan, Lester Cohen, Michael Solomon and James Vondra.

       SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

Principle Stockholders

  The following table sets forth certain information as of December 5, 1997 regarding the beneficial ownership of the Company's Common Stock by (i) each stockholder known by the Company to be the beneficial owner of more than 5% of the Company's Common Stock, (ii) by each Director and executive officer of the Company and (iii) by all executive officer and Directors of the Company as a group. Each of the persons named in the table has sole voting and investment power with respect to Common Stock beneficially owned.


Name and Address              Number of Shares
of Beneficial Owner          Beneficially Owned      Percent of Class
-------------------          ------------------      ----------------
Larry Provost                1,293,492               14.15%
Chairman, Secretary
and Chief Financial Officer
116 Teatown Road
Croton, NY 10520

Paul Sloan                   3,112,535               34.05%
President, Director
2527 Monterey St.
Sarasota, FL 34231

Lester Cohen (1)               588,763                6.44%
Director,
Vice President - Marketing
22317 Collington Dr.
Boca Raton, FL 33428

Margery Cohen Trust            588,763                6.44%
22317 Collington Dr.
Boca Raton, FL 33428

Michael Solomon                288,626                3.16%
Director,
Senior Vice President
3 Chippewa Ct.
Suffern, NY 10901

James Vondra                   414,758                4.54%
Director
216 Overcrest Dr.
Benbrook, TX 76126

Aaron Tsai (2)                 819,917                8.97%
c/o MAS Financial Corp.
1710 E. Division St.
Evansville, IN 47711

MAS Financial Corp.            819,917                8.97%
1710 E. Division St.
Evansville, IN 47711

Gregory Tuai                   693,234                7.58%
4809 52nd Ave. S.
Seattle, WA 98118

John Rothrock                  693,234                7.58%
125 Dogwood Road
Peekskill, NY 10566

Walter Eckman                  496,783                5.43%
412 West Cowan Dr.
Houston, TX 77007

All Directors & Officers     5,698,174               62.33%
as a group (5 persons)


(1) Mr. Lester Cohen is the husband of Mrs. Margery Cohen.

(2) Aaron Tsai is the sole shareholder, President and a Director of MAS Financial Corp.

                DIRECTORS AND EXECUTIVE OFFICERS

  The Company's current Directors and executive officers have resigned. The following persons are the Directors and executive officers of the
Company:


Name              Age       Position
----              ---       --------
Larry Provost     49        Chairman of the Board of Directors, Secretary
                            and Chief Financial Officer.

Paul A. Sloan     39        President, Chief Executive Officer and Director.

Michael Solomon   53        Senior Vice President and Director.

Lester H. Cohen   52        Vice President - Marketing and Director.

James Vondra      57        Director.

  Mr. Larry Provost became Chairman, Secretary and Chief Financial Officer of the Company since the merger on December 5, 1997. Mr. Provost is presently President of Production Talent, Inc., a film and video production company. Mr. Provost graduated with a B.A. degree in Psychology from New York University in 1970. Mr. Provost has 25 years of experience in equipment leasing.

  Mr. Paul A. Sloan became President, Chief Executive Officer and a Director of the Company since the merger on December 5, 1997. Mr. Sloan co-founded Vorec Corporation in 1986 and served as design team leader for Vorec's Voicenet and VISA RF products.

  Mr. Michael Solomon became Senior Vice President and a Director of the Company since the merger on December 5, 1997. Mr. Solomon has worked at the New York City Police Department for 15 years. Mr. Solomon founded Pro-Tech Security Systems, a company which installs and services residential and commercial security systems, after retirement from the New York City Police Department. Mr. Solomon holds a Master's Degree in Criminal Justice Administration from New York Institute of Technology.

  Mr. Lester H. Cohen became Vice President - Marketing and a Director of the Company since the merger on December 5, 1997. Mr. Cohen served as New York State Division of Probation Training Administrator, Chief of Planning Policy and Program Development for the same department and as a Line Probation Officer in the Steuben County Probation Department.
Mr. Cohen received a Master's Degree in Social Work from Adelphi University, School of Social Work.

          COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

  Mr. Larry Provost will receive an annual salary of $18,000 and Mr. Paul Sloan will receive an annual salary of $60,000. There are no employment agreements between the Company and its executive officers or directors.

  In addition, the Company may award stock options to key employees, member of management, directors and consultants under stock option programs not yet adopted as bonuses based on service and performance.


                               SIGNATURES

  Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       MAS Acquisition I Corp.

Date: December 8, 1997                 By: /s/ Paul Sloan
                                       ---------------------
                                       Paul Sloan, President